Exhibit 1

Perion Partners With CYREN to Enhance Browsing Safety for Its App Users

July 8, 2014 – Tel Aviv, Israel and Palo Alto, California – Perion Codefuel, a division of Perion Network Ltd. (NASDAQ: PERI), a leading provider of software monetization solutions, and CYREN, a leading provider of cloud-based security solutions, announced today that they entered into a strategic cooperation and intend to leverage CYREN's online security services in order to help extend Perion Codefuel's suite of browsing and security applications.

The cooperation underlines Perion’s commitment to ensure a safe and secure online environment for its network of end-users while also enhancing the user experience, thereby enabling Perion to increase its user engagement and customer lifetime value.

“Providing our customers with a safe and secure online environment is of extreme importance to Perion," said Shmulik Barel, Vice President of Core Platforms, Perion Codefuel. “Through this partnership with CYREN, our customers will be able to benefit from an extended range of security applications, allowing them to focus on building better products for their users."

CYREN will provide Perion with URL classification services through its distributed detection centers. The services contain numerous predefined categories including spam, fraud and phishing websites.

“Analyzing more than 12 billion transactions per day, CYREN provides powerful, reliable security for over 180 partners and their end users,” said Lior Samuelson, CEO and Chairman of the Board at CYREN. “Our patented detection technology consistently protects organizations from Internet security threats that originate from all corners of the globe. We are pleased to partner with Perion to further extend the value they bring to their worldwide customers.”

About Perion Network Ltd.
Perion powers innovation. Perion is a global performance-based media and Internet company, providing online publishers and app developers advanced technology and a variety of intelligent, data-driven solutions to monetize their application or content and expand their reach to larger audiences, based on our own experience as an app developer. Our leading software monetization platform, Perion Codefuel, empowers digital businesses to optimize installs, analyze data and maximize revenue. Our app promotion platform, Perion Lightspeed, enables developers to make wise decisions on where to spend advertising budgets to produce the highest yield and the most visibility. The Perion team brings decades of experience, operating and investing in digitally-enabled businesses, and we continue to innovate and create value for the app ecosystem. More information about Perion may be found at www.perion.com. Follow Perion on Twitter @perionnetwork.

About Perion Codefuel

Perion Codefuel is a leading provider of software monetization solutions for developers, publishers and advertisers worldwide. Perion Codefuel’s monetization platform includes InstallFuel (a smart installer that offers targeted recommendations during installation), SearchFuel (a range of customizable search boxes and other search-based tools), and MobileFuel (in-app search feeds). For more information, please visit www.codefuel.com.

About CYREN

CYREN is a leading provider of cloud-based security solutions. The CYREN GlobalView™ cloud security platform leverages Recurrent Pattern Detection™ technologies to protect more than 550 million users in 190 countries. CYREN is traded on NASDAQ and the Tel Aviv Stock Exchange (TASE) under the trading symbol “CYRN.” For more information, visit www.CYREN.com

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words "will", "believe," "expect," "intend," "plan," "should" and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of the transaction; risks entailed in integration, including employee retention and customer acceptance; the risk that the transaction will divert management and other resources from the ongoing operations of the two businesses or otherwise disrupt the conduct of those businesses, potential litigation associated with the transaction, and general risks associated with the business of Perion, including changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2013. Perion does not assume any obligation to update these forward-looking statements.

Perion Media Contact:
Ellad Kushnir Matarasso
Corporate Marketing Manager
+972-74-7600241
elladk@perion.com

Perion Investor Relations:
Deborah Margalit
+972-3-7696100
investors@perion.com

CYREN Media Contact:
Simone Leyendecker
Regional Marketing Manager EMEA/APAC
+49 30 52 00 56 278
simone.leyendecker@CYREN.com

CYREN Israel Investor Contact:
Iris Lubitch
EffectiveIR
+972.54.252.8007
Iris@EffectiveIR.co.il

Source: Perion Network Ltd.